

August 5, 2010

Elwood G. Norris
Chief Executive Officer
Parametric Sound Corporation
1941 Ramrod Avenue, Suite #100
Henderson, Nevada 89014

        Re: **Parametric Sound Corporation**
              Form 10-12G/A
              Filed July 27, 2010
              File No. 000-54020

Dear Mr. Norris:

      We have reviewed your amended Form 10 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Operating Statements, page 33

1. We note your response to comment 13 from our letter dated July 21, 2010. You state that "the HSS business is properly classified as held and used until the spin-off. At that time, LRAD Corporation will evaluate its accounting under 205-20-45-1 and 45-5." Since you are presenting pro forma financial statements giving effect to the spin-off, tell us in detail the factors you considered in concluding that the HSS business including the H450 product is not considered discontinued operations.

Pro Forma Balance Sheet, page 30

2. We note your response to comment 25 in our letter dated July 21, 2010. Please tell us in detail the factors you considered in concluding that the patents and trademarks associated with the H450 product are not impaired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kathryn Jacobson at 202-551-3365 or Dean Suehiro at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director

cc: Via facsimile to (435) 628-1610
                Joshua E. Little, Esq.